Filed by Alpine Electronics, Inc.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Alpine Electronics, Inc. (File Number: 132-02817)
Dated November 23, 2018

Alpine Driving Mobile Media Innovation The Company's Views on the ISS Report Related to the Company's Extraordinary General Meeting of Shareholders November 23, 2018 Alpine Electronics, Inc.

Alpine Driving Mobile Media Innovation The Company's Views on the ISS Report The ISS report contains a number of points where the facts disclosed by the Company to date in regard to the Business Integration seem to be overlooked or misunderstood. In this regard, the Company has prepared these materials so that the shareholders can exercise their voting rights at the Extraordinary General Meeting of Shareholders with an accurate understanding of the facts relevant to the Business Integration. The Company ask that the shareholders vote "for" the Company's proposals at the Extraordinary General Meeting of Shareholders after reviewing information disclosed by the Company, including these materials, as necessary. 1

Alpine Driving Mobile Media Innovation The Company's Views on the Issues Raised in Relation to the Company's Proposals (1/7) In a dialogue with ISS, a representative of Alpine stated that when the company was evaluating the feasibility of the deal, Alpine received an offer from a potential merger partner. However, no additional details regarding this offer that would help shareholders make a decision have been disclosed. The Company has not received any acquisition proposal that is so concrete and official as to make it necessary for the Company to disclose. It is true that the Company indicated to ISS that the Company had received and considered the intimation of an acquisition proposal from a third party other than Alps Electric before executing the Share Exchange Agreement. However, since the offer was not as favorable as Alps Electric's proposal in terms of the interests of the Company's minority shareholders, and was also less feasible, the Company consequently accepted Alps Electric's proposal. Please note that we decline to comment on the specific details, including the content of the proposal and the name of the proposer, to maintain the proposer's confidentiality. With respect to the status after the execution of the Share Exchange Agreement, the Company announced in Q&A 2-5 of the Q&A Press Release dated December 4, 2017 that, "The Company and Alps Electric has not entered into any agreement that prohibits or restricts the Company from contacting any third party with a competing proposal. In the event a competing proposal is made, the Company will sincerely consider its terms," but no such proposal has been received to date, even though nearly one year has passed since the date of such announcement. The Business Integration makes strategic sense; the rationale, however, does not necessarily lead to the conclusion that Alps Electric is the best partner or buyer for Alpine, considering the Share Exchange Ratio. ISS's understanding is correct in the sense that, in light of the business environment surrounding the Company, it is essential for the Company to collaborate with other companies for the sustainable growth of the Company. For the appropriateness of the Share Exchange Ratio, see page 5 and subsequent slides of this material. 2

Alpine Driving Mobile Media Innovation The Company's Views on the Issues Raised in Relation to the Company's Proposals (2/7) Alpine obtained a Fairness Opinion from SMBC Nikko originally before the announcement of the Business Integration. SMBC Nikko re-examined the share exchange ratio in 2018, given improved performance at Alpine. At that time, however, Alpine did not obtain a Fairness Opinion from SMBC Nikko. Alpine also hired YCG as its second financial advisor, although the reason remains unclear. It is true that the Company did not obtain a Fairness Opinion from SMBC Nikko as part of the re-examination in 2018, but that was determined at the Company's discretion. A factor underlying such decision is that certain shareholders expressed their concern about the examination by SMBC Nikko in light of the business relationship between the Company or Alps Electric and SMBC Nikko. Separately, YCG is a third-party financial advisor appointed by the Third-Party Committee, rather than by the Company. The Third-Party Committee decided, at its discretion, to appoint YCG, which has no business relationship with the Company or Alps Electric, to conduct an examination and submit a Fairness Opinion. The Third-Party Committee appointed YCG in order to analyze the Share Exchange Ratio separately and independently from the analysis by SMBC Nikko and examine the fairness of the Share Exchange Ratio in a more multifaceted manner, and these facts have already been disclosed. The Company believes that the reason for appointing YCG, which was to have a multifaceted examination conducted, is extremely clear and reasonable, and that the point raised to the left is an incorrect assessment based on disregard for or misunderstanding of disclosed information of the Company, including the misunderstanding of the positioning of YCG. YCG likely submitted its Fairness Opinion after the Third Party Committee finished the Final Examination. The Third-Party Committee held 11 meetings between July 27, 2018 and September 20, 2018, where the Third-Party Committee received explanations from YCG concerning the method and results of the analysis of the share exchange ratio by YCG and conducted sufficient question-and-answer sessions with YCG. The Third-Party Committee submitted a written report (toshinsho) in light of the contents of those explanations and the content of YCG's Fairness Opinion, and these facts have already been disclosed. The Fairness Opinion received from YCG was dated September 26, 2018, the same day as the date of the Third-Party Committee's written report (toshinsho) due to the information mentioned above, and such information is clearly stated in the Third-Party Committee's written report (toshinsho) dated September 26, 2018, which was disclosed in an attachment to the registration statement on Form F-4. The point raised to the left is presumed to have been made without reviewing such disclosed information. 3

Alpine Driving Mobile Media Innovation The Company's Views on the Issues Raised in Relation to the Company's Proposals (3/7) The Final Examination Press Release dated September 27, 2018 states, "In the Final Examination, the Company carefully considered various factors such as whether attention has been paid to the interests of the minority shareholders of the Company through fair procedures while obtaining advice and opinions from SMBC Nikko and TMI Associates, which are independent from the Companies." This indicates that the Final Examination relied on advice from SMBC Nikko, which was not able to issue a second Fairness Opinion. It is not true that SMBC Nikko was not able to issue a Fairness Opinion in the Final Examination. The Company did not obtain a Fairness Opinion from SMBC Nikko in the Final Examination because the Company determined it was unnecessary to obtain a Fairness Opinion again from SMBC Nikko for the following reasons: The results of the DCF Analysis conducted by SMBC Nikko in the Final Examination showed that the Share Exchange Ratio generally fell around the median of the range of the analysis results. While the Company obtained a Fairness Opinion from SMBC Nikko at the time of the announcement of the Business Integration in July 2017, as certain shareholders expressed their concern about the independence of SMBC Nikko, the Company did not believe it sufficiently meaningful to obtain a Fairness Opinion from SMBC Nikko again in the Final Examination. In the Final Examination, in order to examine the fairness of the Share Exchange Ratio in a more multifaceted manner, the Third-Party Committee decided to analyze the Share Exchange Ratio separately and independently from the analysis by SMBC Nikko. The Third-Party Committee therefore appointed YCG as its own third-party financial advisor, and received a financial analysis report and a Fairness Opinion. As described above, the Company referred to the results of the analysis by SMBC Nikko and also understands that the Company receiving from the Third-Party Committee the written report (toshinsho) that relied on the analysis and Fairness Opinion from YCG, the Third-Party Committee's own third-party financial advisor, is a part of the Final Examination. All of these circumstances have already been disclosed. The Company hardly believes the statement to the left is based on a good understanding of the multifaceted nature of how the examination was structured, and cannot help but assume there may be factual error. YCG's opinion inverts the relative discount rates of the Companies used by SMBC Nikko. The Company has confirmed that the discount rate of Alps Electric and the Company were applied inversely in the analyses by the two financial advisors due mainly to the decision of whether or not to apply a size premium. For details, please see the Q&A Press Release dated November 15, 2018. 4

Alpine Driving Mobile Media Innovation The Company's Views on the Issues Raised in Relation to the Company's Proposals (4/7) Director Kojima's independence is called into question, as he formerly belonged to the external audit firm retained both by Alps and Alpine. Director Kojima satisfies both the Tokyo Stock Exchange's requirements for independent officers and the Company's Independence Criteria for Independent Outside Directors, and the Company does not believe there is doubt about his independence. From the viewpoint of obtaining support of certain shareholders who were concerned about the independence of Mr. Kojima, in the Final Examination, two members were newly added to the Third-Party Committee, to which Director Kojima belonged, and as a result the deliberation and examination was conducted by a total of five committee members. On the premise that Director Kojima's independence as an independent director is not satisfied, the overall board independence is only 13 percent. Given Alpine's board composition and profile, with significant presence of Alps executives, it is hardly conceivable that the board considered and negotiated the terms of the Business Integration, taking into account the best interests of minority shareholders. The Company hardly believes this argument has taken into account the following information disclosed in connection with the Business Integration, and believes that this argument is a unilateral presumption based solely on the constitution of the Company's board of directors at ordinary times and is not an argument we would ever find to be convincing. At the 52nd ordinary general meeting of shareholders of the Company, one independent director with business experiences was added to the board of directors; and even if the independence of Director Kojima is not satisfied, the independent directors accounts for 20% of the Company's board of directors. The Company took the following measures to ensure fairness of the consideration and negotiation of the Business Integration and avoid any potential conflicts of interest (see Attachment 1). i. Obtained a Fairness Opinion and a financial analysis report from an independent third-party financial advisor (SMBC Nikko) ii. Obtained advice from an independent legal advisor (TMI Associates) iii. Established the Third-Party Committee and obtained a written report (toshinsho) iv. Excluded the directors with potential conflicts of interest from the resolution or discussion at the board of directors meeting The Third-Party Committee in (iii) above, among others, consists mostly of external experts who have no business relationship with the Company or Alps Electric (initially two thirds, and four fifths in the Final Examination). Even on the premise that the independence of Director Kojima is not satisfied as an independent director, the independence of the Third-Party Committee itself cannot be denied. 5

Alpine Driving Mobile Media Innovation The Company's Views on the Issues Raised in Relation to the Company's Proposals (5/7) Alpine raised its 2018 guidance on two occasions after the Business Integration was announced. Despite that, why didn't Alpine's board renegotiate terms of the Business Integration? The following are the reasons that the Company determined it would not request to further negotiate with Alps Electric regarding a revision of the terms of the Business Integration when the results of the examination of the impact on the analysis of the Share Exchange Ratio were produced, which was conducted when the Company made the second upward revision to earnings forecasts after the announcement of the Business Integration. The results of the examination sufficiently supported the results of the DCF Analysis set out in the financial analysis report submitted by SMBC Nikko to the Company on July 26, 2017, and did not require a significant change to the share exchange ratio. The Company was aware that another examination would be necessary before resolving the proposals for the Extraordinary General Meeting of Shareholders, which was scheduled for mid-December (at that time), and thus determined that it would have a chance to revise the terms at the time of the examination. In addition, the Company determined that negotiating the terms each time the Companies' earnings change or the stock market fluctuates might lead to an environment in which the Company's share value (theoretical share price) would become unstable-a scenario deemed to be undesirable for minority shareholders of the Company. The Company officially requested Alps Electric to discuss the terms and conditions of the Business Integration with the Company on September 4, 2018, and as a result of the discussions, the Company obtained agreement from Alps Electric as to the payment of the Special Dividends and that there would be no revision to the Share Exchange Ratio despite giving consideration to the payment of the Special Dividends. The Company has to say that the point raised to the left is an incorrect assessment based on disregard for or misunderstanding of the above circumstances. 6

Alpine Driving Mobile Media Innovation The Company's Views on the Issues Raised in Relation to the Company's Proposals (6/7) Disclosure of deal process in Asia is limited. While a formally independent committee was established and a Fairness Opinion obtained, there is no evidence that a full exploration of strategic alternatives was undertaken, nor that market-based evidence of price fairness was actively sought. The Company believes that the point raised to the left is based on disregard for the following circumstances in the Business Integration and information already disclosed, and is not an argument we would ever find to be convincing. For the Business Integration, a registration statement on Form F-4 has been filed with the U.S. Securities and Exchange Commission and information concerning the deal process and the measures to ensure fairness taken by the Company has been disclosed under the U.S. Securities Act. The Company announced that in Q&A 2-5 of the Q&A Press Release dated December 4, 2017 that, "The Company and Alps Electric has not entered into any agreement that prohibits or restricts the Company from contacting any third party with a competing proposal. In the event a competing proposal is made, the Company will sincerely consider its terms," but no such proposal has been received to date, even though nearly one year has passed since the date of such announcement. Based on Aline's standalone values, the exchange ratio should be approximately 0.87x. Although the ISS Report indicates 0.87 as a proposed share exchange ratio, it is difficult to examine whether the figure is reasonable or appropriate as no rationale for the calculation was provided. The Company determined that the Share Exchange Ratio is fair based on the results of the objective and multifaceted analysis of the Share Exchange Ratio using various analysis methods by multiple financial advisors. Based on the method of analysis indicated in the report submitted by ISS with respect to the proposals for the 52nd ordinary general meeting of shareholders of the Company held on June 21, 2018, the result of the share exchange ratio analysis based on the most recent data would be 0.65 (see Attachment 2). 7

Alpine Driving Mobile Media Innovation The Company's Views on the Issues Raised in Relation to the Company's Proposals (7/7) In the Clarion deal, the tender offer price was set based on an EBITDA multiple of as high as 11.2x. Clarion's takeover multiple implies a value of more than JPY 4,000 for Alpine. The Clarion case differs from this Share Exchange in terms of the transaction structure and whether the major shareholder has an intention to sell shares of the target. Moreover, in the Clarion case, the Company understands that the tender offer price was agreed through negotiations between the parties in which they took idiosyncratic factors into account. Accordingly, the Company does not believe it right to discuss whether the share Exchange Ratio is appropriate by simply referring to a sole transaction, like the Clarion case. The way to think about a premium differs in a tender offer, in which cash is offered as consideration, and in a share exchange, in which shares are offered as consideration, as described below, so it is believed that it is inappropriate to simply compare a premium in a tender offer in which cash is offered as consideration as in the Clarion case, with a premium in a share exchange as in the Business Integration. Theoretically, in the case of a tender offer in which cash is offered as consideration, since shareholders cease to be the shareholders of the integrated company, it is considered to be reasonable to reflect some of the benefits of the integration synergies in the tender offer price. On the other hand, in a share exchange, the consideration would be determined by taking into account the fact that shareholders would be able to enjoy the integration synergies as the shareholders of the integrated company. The Company understands that in fact tender offer price premiums in the past tender offers in which cash was offered as consideration tend to be higher on their surface than the premiums in share exchange transactions. On the premise of a share exchange, the Company believes that the premium to the Share Exchange Ratio (29.1% on the basis of the average market share price during the one-month period from July 26, 2017, which is the day immediately preceding the announcement of the Share Exchange; see Attachment 3) ranks high in comparison with the level of premiums offered in the past similar cases, and is at a level that the Company believes is acceptable to the minority shareholders who support the Company from a medium- to long-term perspective. Although transaction structures differ, it is believed that the level of the Company's premium does not pale in comparison to the tender offer price in the Clarion case, in which a premium of 31.2% is set on a one-month average market share price basis (see Attachment 4). While the Company has announced that in the event a proposal competing with the Business Integration is made, the Company will sincerely consider its terms, and if a fair value of the Company shares were 4,000 yen per share, the Company should have received a proposal competing with the Business Integration. However, no such proposal has been received over nearly one year to date. 8

Alpine Driving Mobile Media Innovation The Company's Views on the Issues Raised in Relation to the Shareholder Proposal Alpine has historically traded at low valuation ratios. This seems at least partly attributable to its weak capital allocation policy. Given that some Japanese in-vehicle electronic component manufacturers with a high amount of cash and deposits have high share values (EV/EBITDA multiples), the Company does not believe such causal relationship always exist. Alpine contends that it needs to retain cash of JPY 35 billion as working capital, and if JPY 20.7 billion were paid out as dividends, as requested in the shareholder proposal, the company's smooth business operation will be jeopardized. However, when Alpine's balance sheet is analyzed, as of March 2017, aside from investments in its strategic business partners such as Neusoft Reach Automotive Technology, Alpine's shares are valued at as much as JPY 12 billion for purposes other than pure investment, with Honda Motor shares being the largest portion. Isn't it assumed that Alpine will not face a shortfall in operating cash if it disposes of such shares? The Company's judgment is that its current strategic shareholdings are linked to the medium- to long-term improvement of the Company's enterprise value. Honda Motor Co., Ltd., whose shares make up the majority of the Company's strategic shareholdings, is our biggest Japanese automobile manufacturer customer, and is treated as such. Accordingly, if the Company sells Honda shares as proposed, the impact on the Company's business will be grave. If Alpine needs working capital in cash, isn't it an option to procure it by loans as its competitors and Alps Electric do? Distributing significantly increased dividends by obtaining funding using interest-bearing liabilities could become a factor that destabilizes the Company's financial foundation, and such measures are not currently being contemplated by the Company in terms of its financial policies. Furthermore, upon taking out loans, it becomes necessary to take into account such matters as (i) the transaction cost when obtaining the liabilities and the impact of interest payments on cash flows and (ii) the risk of business partners being concerned about the possibility of bankruptcy due to increases in interest-bearing liabilities. From the perspective of managing the liquidity of cash at hand as well, the Company believes that its current financial policies and capital structure based thereon are appropriate in light of stable continuation of the business. The Company believes the fact that the Company's performance is relatively stable compared with its competitors is attributable partly to its stable financial base. Moreover, although Alps Electric is the Company's parent company, the Company has always managed its operations pursuant to capital policies in response to the operating environment, as an independent listed company. It is natural that the Companies' capital policies differ, and we do not believe that avoiding interest-bearing liabilities is an inappropriate policy strategy. For more details of the Company's views on operating cash, see Attachment 5. 9

Alpine Driving Mobile Media Innovation Abbreviations in this Presentation (1/2) Abbreviations, etc. Description Alps Electric Alps Electric Co., Ltd. Clarion Clarion Co., Ltd. Fairness Opinion An opinion to the effect that the Share Exchange Ratio is fair to common shareholders of the Company other than the controlling shareholder (meaning "controlling shareholders and other persons specified by the Enforcement Rules" as defined in Article 441-2 of the Securities Listing Regulations of the Tokyo Stock Exchange and Article 436-3 of its Enforcement Rules) of the Company from a financial point of view Q&A Press Release dated December 4, 2017 "The Company's Views on the Business Integration between the Company and Alps Electric Co., Ltd. (Q&A)" dated December 4, 2017 Final Examination Press Release dated September 27, 2018 "Notice Regarding Setting of the Record Date for Convening the Extraordinary General Meeting of Shareholders Relating to Approval of the Share Exchange with Alps Electric Co., Ltd., Dividends of Surplus and the Final Examination for the Share Exchange" dated September 27, 2018 Q&A Press Release dated November 15, 2018 "The Company's Views on the Business Integration between the Company and Alps Electric Co., Ltd." dated November 15, 2018 Share Exchange The share exchange in which Alps Electric becomes the wholly owning parent company resulting from a share exchange and the Company becomes the wholly owned subsidiary company resulting from a share exchange Share Exchange Agreement The share exchange agreement on the Share Exchange executed by the Companies on July 27, 2017 (as amended) Share Exchange Ratio The share exchange ratio agreed by the Companies in the share exchange agreement for the Share Exchange Shareholder Proposal The shareholder proposal concerning the agenda item for the Extraordinary General Meeting of Shareholders which the Company received in writing dated October 12, 2018 from Oasis Investments II Master Fund Ltd. (as amended) Business Integration The business integration between the Company and Alps Electric Final Examination A series of the final examination conducted by the Company as the means to take a cautious approach to protect the interests of its minority shareholders, as to whether the Share Exchange is not disadvantageous to the minority shareholders of the Company (see the Final Examination Press Release dated September 27, 2018) 10

Alpine Driving Mobile Media Innovation Abbreviations in this Presentation (2/2) Abbreviations, etc. Description Final Analysis The analysis of the Share Exchange Ratio requested by the Company and provided from SMBC Nikko in the Final Examination (see the Final Examination Press Release dated September 27, 2018) Third-Party Committee The third-party committee consisting of five members, namely, Messrs. Toshikazu Nakazawa, Hideo Kojima, Shunsuke Teragaki, , Toru Matsumoto and Takashi Kokubo Special Dividends The dividend payment of surplus (100 yen per share) to be made subject to the condition that the proposal of the Share Exchange Agreement will be approved at the Extraordinary General Meeting of Shareholders Extraordinary General Meeting of Shareholders The extraordinary general meeting of shareholders to be held on December 5, 2018 at which the Company will submit a proposal for the approval of the Share Exchange Agreement Companies Collectively refers to the Company and Alps Electric DCF Analysis Discounted cash flow analysis ISS Institutional Shareholder Services Inc. ISS Report ISS Report dated November 19, 2018 Regarding the Proposals for the Extraordinary General Meeting of Shareholders SMBC Nikko SMBC Nikko Securities Inc. YCG YAMADA Consulting Group Co., Ltd. 11

Alpine Driving Mobile Media Innovation (Attachment 1) Enhanced Measures to Avoid Conflicts of Interest and Ensure Fairness The third-party committee added two new members and obtained a financial analysis report and a fairness opinion from YCG, its own third-party financial advisor The final examination of the share exchange ratio was conducted after updating the period covered by the Companies' respective financial forecasts to the period from the fiscal year ending March 2019 through the fiscal year ending March 2021 Directors with potential conflicts of interest did not participate in the discussion or the resolution at the board of directors meeting Third-party committee meeting dates July 27, August 1, 9, 10, 17, 22 and 27, September 3, 6, 10 and 20, 2018 (a total of 11 meetings) Company Discussions on share exchange ratio., etc. Alps Electric Board of Directorsof the Company SMBC Nikko Securities Share exchange ratio analysis documents TMI Associates Legal advice D D No conflict of interest with Alps Electric Did not participate in discussion or resolution Third-party committee's own financial advisor YCG Separate and independent analysis Financial analysis report Fairness opinion Q&A on analysis Inquiry Written report (toshinsho) Third-party committee D A C A C Two additional members One outside directors (audit and supervisory committee members) Two attorneys-at law (Addition of Mr. Kokubo) Two certified public accountant (Addition of Mr. Matsumoto) D D D The Company's directors with potential conflicts of interest Komeya, Endo, Inoue, Kataoka, Hasegawa, Maeda and Kinoshita D: Directors who are audit and supervisory committee members A: Attorney-at law C: Certified public accountant 12

Alpine Driving Mobile Media Innovation (Attachment 2) The Company's Analysis Using ISS's Analysis Method Even using the most recent quarter, we believe the offer represents a compelling premium. Alpine a/ Alps Electric a/ 1 EBITDA 24,880 113,190 2 EBITDA Multiple 4.4 3 yr avg. LTM multiple 8.0 3 yr avg. LTM multiple 3 Operating business value 109,856 1*2 901,530 1*2 4 Investments 41,220 41,220 b/ 5 Net Cash (debt) 50,830 43,476 6 Minority Interest (2,250) (117,720) 7 Equity Value 199,656 3+4+5+6 868,506 3+4+5+6 8 Shares outstanding 68.95 195.91 10 Value per share 2,895.66 7/8 4,433.19 7/8 Pro-forma Exchange Ratio 0.65 Notes a/ All figures in millions of Japanese Yen except per share items, Financials as of quarter ended 09/30/2018, Factset b/ We included "Miscellaneous Investments" in our calculation 13

Alpine Driving Mobile Media Innovation (Attachment 3) Past Similar Cases (Share Exchange) At 29.1% the premium to market is: more than double the median of comparable "controlled" transactions in the Japanese market higher than 20 of the 21 comparable transactions No. Date of Announcement Acquirer Target Shareholding by Acquirer Stock Premium (1 Month Average) Consideration Offered 1 October 30, 2015 Hitachi Zosen Corporation Ohnami Corporation 41.7% 31.0% Shares of the parent company 2 November 30, 2015 The Japan Steel Works, Ltd. Meiki Co., Ltd. 51.9% 13.2% Shares of the parent company 3 November 30, 2015 Izumi Co., Ltd. Super Daiei Co., Ltd. 51.1% 9.9% Shares of the parent company 4 January 29, 2016 Murata Manufacturing Co., Ltd. TOKO, Inc. 63.8% 8.9% Shares of the parent company 5 January 29, 2016 Toyota Motor Corporation Daihatsu Motor Co., Ltd. 51.3% 16.9% Shares of the parent company 6 February 10, 2016 Odawara Engineering Co., Ltd. Royal Electric Co., Ltd. 76.8% (1.1%) Shares of the parent company 7 August 3, 2016 OPTEX Group Co., Ltd. OPTEX FA Co., Ltd. 54.3% 26.7% Shares of the parent company 8 August 4, 2016 Nippon Flour Mills Co., Ltd. Tofuku Flour Mills Co., Ltd. 51.2% (7.5%) Shares of the parent company 9 September 14, 2016 Mitsubishi Chemical Holdings Corporation Nihon Kasei Co., Ltd. 64.9% 9.7% Shares of the ultimate parent company (a triangular share exchange) 10 December 20, 2016 Panasonic Corporation Panasonic Industrial Devices SUNX Co., Ltd. 70.0% 19.4% Shares of the parent company 11 February 7, 2017 The Nisshin OilliO Group,Ltd. Settsu Oil Mill, Inc. 51.7% 15.7% Shares of the parent company 12 March 28, 2017 Faith, Inc. Nippon Columbia Co., Ltd. 51.0% 16.4% Shares of the parent company 13 April 12, 2017 Yamada Denki Co., Ltd. BEST DENKI Co., Ltd. 52.1% 6.4% Shares of the parent company 14 May 11, 2017 DTS Corporation DataLinks Corporation 50.0% 17.8% Shares of the parent company 15 May 15, 2017 Nisshinbo Holdings Inc. Japan Radio Co., Ltd. 61.8% 2.0% Shares of the parent company 16 October 26, 2017 Fujitsu Limited FUJITSU BROAD SOLUTION & CONSULTING Inc. 56.4% 16.1% Shares of the parent company 17 February 14, 2018 OPTEX Group Co., Ltd. CCS Inc. 63.5% 14.7% Shares of the parent company 18 March 16, 2018 Nippon Steel & Sumitomo Metal Corporation Nisshin Steel Co., Ltd. 41.9% 20.0% Shares of the parent company 19 May 10, 2018 Asrapport Co., Ltd. JAPAN FOOD & LIQUOR ALLIANCE INC 63.6% 19.3% Shares of the parent company 20 May 16, 2018 Nisshinbo Holdings Inc. New Japan Radio Co.,Ltd.) 51.3% 23.4% Shares of the parent company 21 June 15, 2018 Yamada Denki Co., Ltd. Yamada SxL Home Co., Ltd. 51.8% 6.9% Shares of the parent company Average 13.6% Note: Extracted 27 cases in which the investment ratio of the parent company before the share exchange was 40% or higher (of which, 22 cases were subject to the calculation after excluding a total of five cases, including two cases in which two-step transaction structure (tender offer and share exchange) was used, two cases that was intended to bail out the target, and one case in which unlisted company shares were offered as consideration) 14

(Attachment 4) Comparison with the Case in which Clarion Becomes a Wholly Owned Subsidiary

ALPINE
Driving Mobile Media Innovation

In the case in which Clarion becomes a wholly owned subsidiary, while EV/EBITDA multiples and PBR are higher than in this Business Integration, PER is lower than half of the level in this Business Integration. Meanwhile, although the considerations differ between cash and shares, the premium ratio is set around 30% as in this Business Integration.

Point		This Business Integration	Case in which Clarion becomes a wholly owned subsidiary of Faurecia S.A.
Consideration for making the target a wholly-owned subsidiary		Common shares of Alps Electric	Cash
Major shareholder's intention to sell shares of the target		No (Alps Electric)	Yes (Hitachi, Ltd.)
Methods of analysis (target company side)		• SMBC Nikko Securities – Market share price analysis, comparable company analysis, DCF analysis (a fairness opinion was obtained)*2 • YAMADA Consulting Group (YCG) – DCF analysis (a fairness opinion was obtained)*2	• Daiwa Securities – Market share price analysis, DCF analysis (only financial analysis report was obtained)
Premium ratio (compared with the average closing price during the one-month period before the announcement of the transaction)		29.1%	31.2%
Estimated acquisition indicator*1	EV/EBITDA	7.7x *3	10.7x
	PER	188.2x *3	82.9x
	PBR	1.0x *3	3.1x

*1 : EBITDA = Operating income (the company's estimate as of the date of announcement of the transaction (Alpine: Estimate for FY ended March 2018, Clarion: Estimate for FY ending March 2019)) + Depreciation and amortization costs (actual amount as of the end of the most recent fiscal year from the date of announcement of the transaction)
EV = Total acquisition cost + Amount of interest-bearing debts – Amount of cash and deposits + Non-controlling shareholders' equity (*BS items are the most recent publicly announced figures from the date of announcement of the transaction (Alpine: End of March 2017, Clarion: End of September 2018))
Net income attributable to owners of parent indicates the company's most recent estimate from the date of announcement of the transaction (Alpine: End of March 2017, Clarion: End of September 2018)
Net assets (total assets) and the number of issued shares (excluding treasury shares) indicate the most recent publicly announced figures from the date of announcement of the transaction (Alpine: End of March 2017, Clarion: End of September 2018)
*2 : Alpine obtained a fairness opinion from SMBC Nikko on July 26, 2017. Alpine's third-party committee obtained a fairness opinion from YCG on September 26, 2018.
*3 : Alpine's share price was calculated by multiplying the average market share price of Alps Electric during the one-month period before the announcement of the transaction (3,212.4 yen) by the share exchange ratio (0.68)
Source: Information disclosed by each company

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Alpine Driving Mobile Media Innovation (Attachment 5) Necessary Operating Cash Necessary operating cash and its grounds The Company must maintain at hand a significant amount of total cash and deposits it holds as necessary operating cash for its business operation. In light of the turnover periods that vary for each category of operating capital as set out below, the circumstances related to the foreign funds required for its overseas business operations and its past experience, the Company considers that the amount of necessary operating cash would be approximately 35 billion yen in light of the sales volume in the fiscal year ended March 2018. 1. Necessary operating cash based on the operating capital turnover periods Settlement peak Turnover period (*) Necessary operating cash Accounts payable Payment: around 20th day 1.0 to 1.5 months (Standard turnover period) 1.5 to 2.0 months (Necessary operating cash based on sales volume in FYE3/2018) Appx. 35.0 billion to 46.0 billion yen Accounts receivable Collection: month-end 1.5 to 2.0 months Inventory assets ? 1.0 to 1.5 months * On a consolidated financials for the past five years 2. Overview of overseas business FY Ended March 2018 Overview of operation Percentage of cash and deposits held in Japan: Appx. 30% Group companies 42 companies in 14 countries Sales Overseas: 85%, Japan: 15% In addition to the necessary operating cash described above, the Company has the need for cash and deposits for the following reasons. The Company considers it necessary to secure a certain level of cash and deposits to pay dividends and taxes and be ready for responding to troubles and other issues, which is unique to the automotive industry. Most of the automobile manufacturers request their business partners to provide financial data on a regular basis and therefore it is a requisite to secure stable financial footing for maintaining ongoing transaction relationships. This is especially the case with the Company's OEM business, in which the Company sells its products to automobile manufacturers around the world that increasingly demand even better quality, lower prices and shorter deadlines amid the global competition for survival. In order to meet such demand, the Company considers it essential that it maintains its financial soundness at a high level. The Company also considers it important to secure the cash funding in order to cover for any needs for potential M&A and other activities for the Company's further growth. Specifically, it is becoming ordinary activities to consider M&A deals of up to 10 billion yen primarily focusing on Japanese and overseas software development companies and audio device companies. 16

Disclaimer One of the parties to the Business Integration, Alps Electric, has filed a registration statement on Form F-4 ("Form F-4") with the U.S. Securities and Exchange Commission (the "SEC") in connection with the proposed share exchange with the Company. The Form F-4 contains a prospectus and other documents. Once the Form F-4 is declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the Company prior to the shareholders' meeting at which the share exchange will be voted upon. The Form F-4 and prospectus, as they may be amended from time to time, contain important information about Alps Electric, the Company, the share exchange and related matters. U.S. shareholders of the Company are urged to read the Form F-4, the prospectus and other documents filed with the SEC in connection with the share exchange carefully before they make any decision at the shareholders' meeting with respect to the share exchange. Any documents filed with the SEC in connection with the share exchange are available, free of charge, on the SEC's website at www.sec.gov. In addition, upon request, the documents will be mailed to shareholders for free of charge. To make a request, please refer to the following contact information. Contacts for inquiries regarding the Business Integration Company name: Alps Electric Co., Ltd. Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan Department in charge: Junji Kobayashi, Senior Manager, Corporate Planning Office Telephone: +81-3-5499-8026 (IR Direct) Company name: Alpine Electronics, Inc. Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan Department in charge: Shinji Yamazaki, Senior Manager, Finance and Public Relations Department Telephone: +81-3-5499-4391 (IR Direct) (Note) The Company and other certain third parties reserve all copyright and other intellectual property rights with respect to this press release and the Q&A. It is prohibited to adapt, reproduce, or otherwise use this press release or the Q&A without the Company's or the other certain third parties' approval, unless such use is permitted under applicable laws. Violators of this prohibition may be subject to criminal or civil prosecution.

Forward-Looking Statements This document includes "forward-looking statements" that reflect the plans and expectations of the Companies in relation to, and the benefits resulting from, their Business Integration described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the integrated group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Companies (or the integrated group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission. The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic and business conditions in and outside Japan; (2) changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Companies' products, and changes in exchange rates; (3) changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers; (4) further intensified competition in the electronic components business, automotive infotainment business and logistics business; (5) increased instability of the supply system of certain important components; (6) change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers; (7) costs and expenses, as well as adverse impact to the group's reputation, resulting from any product defects; (8) suspension of licenses provided by other companies of material intellectual property rights; (9) changes in interest rates on loans and other indebtedness of the Companies, as well as changes in financial markets; (10) adverse impact to liquidity due to acceleration of indebtedness; (11) changes in the value of assets (including pension assets) such as securities and investment securities; (12) changes in laws and regulations (including environmental regulations) relating to the Companies' business activities; (13) increases in tariffs, imposition of import controls and other developments in the Companies' main overseas markets; (14) unfavorable political factors, terrorism, war and other social disorder; (15) interruptions in or restrictions on business activities due to natural disasters, accidents and other causes; (16) environmental pollution countermeasures costs; (17) violation of laws or regulations, or the filing of a lawsuit; (18) the Companies being unable to complete the Business Integration due to reasons such as that the Companies are not able to implement the necessary procedures including approval of the agreement with regard to the Business Integration by the shareholders' meetings of the Companies, and any other reasons; (19) delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities or other necessary approvals being unable to be obtained; and (20) inability or difficulty of realizing synergies or added values by the Business Integration by the integrated group. (Note) The Company and other certain third parties reserve all copyright and other intellectual property rights with respect to this press release and the Q&A. It is prohibited to adapt, reproduce, or otherwise use this press release or the Q&A without the Company's or the other certain third parties' approval, unless such use is permitted under applicable laws. Violators of this prohibition may be subject to criminal or civil prosecution.